Exhibit 5.2
Tian Yuan Law Firm

11th Floor, Tower C, Corporate Square, 35 Financial Street, Beijing 100140, China
Telephone: + 86 10 8809 2188 Facsimile: + 86 10 8809 2150
February 12, 2010

To:	GOLD INDUSTRY LIMITED Offshore Incorporations (Cayman) Limited Scotia Centre, 4th Floor, P.O. Box 2804 George Town, Grand Cayman KYl-1112, Cayman Islands

Re:	LEGAL OPINION ON THE CORPORATE STRUCTURE AND RELATED ISSUES OF HOLY GOLDEN INDUSTRY LIMITED AND ITS AFFILIATES
Dear Sir/Madam:
We are a firm of lawyers qualified to practice and practicing in the People’s Republic of China (the “PRC”) and have acted as Chinese Legal Counsel to Gold Industry Limited (the “Cayman Company”), a company incorporated under the laws of the Cayman Islands, and its affiliates, namely the Cayman Company’s subsidiary Gold Holy Industry Limited (the “HK Company”), a company incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”), the HK Company’s subsidiary Chongqing Ran Ji Industrial Co., Ltd. the “WFOE”), a company incorporated under the laws of the PRC, and the WFOE’s affiliate Chongqing Foguang Tourism Development (Group) Co., Ltd We have been requested by the Cayman Company to render an opinion with respect to (i) the legality of the ownership structure of the WFOE and Foguang; (ii) the compliance of such ownership structure with the Circular of the State Administration of Foreign Exchange Concerning Relevant Issues on the Foreign Exchange Administration of Raising Funds Through Overseas Special Purpose Vehicles and Investing Back in China by Domestic Residents (the “SAFE Notice 75”) and “Hui Zong Fa [2007] No. 106 (“Circular 106”) issued by the General Affairs Department of the State Administration of Foreign Exchanges (“SAFE”); and (iii) the validity and enforceability of certain Contractual Arrangements (as defined below) among the entities identified herein. The Cayman Company, the HK Company, the WFOE and Foguang are sometimes hereinafter collectively referred to as the “Companies”.

For the purpose of giving this opinion, we have examined the following documents (collectively, “the Documents”):
(a)	A copy of the chartered documents of the Cayman Company, the HK Company, the WFOE and Foguang, including the most current Business Licenses, Certificates of Approval and Articles of Association of the WFOE and Foguang (as the case may be); and

(b)	The public records of the WFOE and Foguang on file and available for inspection at the Companies Registry of the PRC maintained by the competent local office of the State Administration for Industry and Commerce as of the issuance date of this Opinion.
We have reviewed such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.
A company search conducted in the Companies Registry of the PRC is limited in respect to the information it produces. Further, a company search does not determine conclusively whether or not an order has been made or a resolution has been passed for the winding up of a company or for the appointment of a liquidator or other person to control the assets of a company, as notice of such matters might not be filed immediately and, once filed, might not appear immediately on a company’s public file. Moreover, a company search carried out in the PRC is unlikely to reveal any information as to any such procedure initiated by the Companies in any other jurisdiction.
For the purpose of this opinion we have assumed:
(a)	the genuineness of all signatures and seals, the conformity to originals of all Documents purporting to be copies of originals and the authenticity of the originals of such documents;
(b)	all the obligations under the Documents of each party to it other than the Companies are legal, valid and binding on that party in accordance with its terms;
(c)	the due compliance with all matters (including, without limitation, the obtaining of necessary consents, licenses and approvals, and the making of necessary fillings and registrations) required under any laws other than the laws of the PRC and compliance with the provisions of such laws as are applicable to the Documents and the parties thereto and the legality, validity and enforceability of the Documents under such laws;
(d)	that such Documents containing resolutions of directors and

members/shareholders, respectively, or extracts of minutes of meetings of the directors and meetings of the members/shareholders, respectively, accurately and genuinely represent proceedings of meetings of the directors and/or the members/shareholders, respectively, of which adequate notice was either given or waived, and any necessary quorum present throughout;
(e)	the accuracy and completeness of all factual representations (if any) made in the Documents;
(f)	that insofar as any obligation under the Documents is to be performed in any jurisdiction outside the PRC, its performance will not be illegal or unenforceable by virtue of the law of that jurisdiction;
(g)	that the information disclosed by the company searches referred to above is accurate and complete as at the time of this opinion and conforms to records maintained by the Companies and that, in the case of the company search, the search did not fail to disclose any information which had been filed with or delivered to the Companies Registry of the PRC but had not been processed at the time when the search was conducted; and
(h)	that there has been no change in the information contained in the latest annual tax return of the Companies made up to the issuance of this opinion.
We have made no investigation on and expressed no opinion in relation to the laws of any country or territory other than the PRC. This opinion is limited to and is given on the basis of the current law and practice in the PRC and is to be construed in accordance with, and is governed by, the laws of the PRC.
Based upon and subject to the foregoing and further subject to the qualifications set forth below, we are of the opinion that as at the date hereof:
A. CORPORATE STRUCTURE (Exhibit A)
1. The Cayman Company (Exhibit B)
Gold Industry Limited was incorporated on September 11, 2009, under the laws of the Cayman Islands, with its registration number of 230698, and its registered address at the Offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KYl-1112, Cayman Islands.
RAN Yiyou, CHEN Jianquan and CHEN Yang are the current directors of the Cayman Company.
As of date hereof, 100% of the equity interests in the Cayman Company is owned by

Holy Golden Industry Limited, a company incorporated under the laws of the British Virgin Islands.
2. The HK Company (Exhibit C)
Gold Holy Industry Limited was incorporated on September 29, 2009, under the laws of Hong Kong, with its registration number of 1377576, and its registered address at 509 Bank of America Tower, 12 Harcourt RD Central, Hong Kong.
RAN Yiyou, CHEN Jianquan and CHEN Yang are the current directors of the HK Company.
As of the date hereof, the Cayman Company owns 100% of the equity interests in the HK Company.
3. The WFOE (Exhibit D)
Chongqing Ran Ji Industry Co., Ltd was established on December 15, 2009 under the laws of the PRC, with its registered office at 2nd Floor, Fu Li Bowling Alley, Changshou Rd., Changshou District, Chongqing.
As of the date hereof, the HK Company owns 100% of the equity interests in the WFOE.
The registered capital of the WFOE is USD$25,000,000.00. According to the Approval on the Establishment of the WFOE (the “Approval”) issued by Changshou Branch of Chongqing Foreign Trade and Economic Relations Commission dated November 20, 2009, the first USD$3,000,000.00 shall be contributed within 3 months as of the issuance date of the Business Licence and the rest of the registered capital shall be contributed within 24 months as of the date of the Approval.
RAN Yiyou, CHEN Jianquan and CHEN Yang are the current directors of the WFOE. RAN Yiyou is the current legal representative of the WFOE.
4. Foguang (Exhibit E)
(a) The Establishment of Foguang
Foguang was incorporated as a limited liability company on October 18, 2002, under the laws of the PRC.
The registered capital of Foguang is RMB 100,000,000.00 which, according to the Capital Verification Report issued by Chongqing Pu Tian Certified Public Accountants Co., Ltd dated November 30, 2005, has been fully paid up by its shareholders, namely RAN Yiyou, CHEN Jianquan, FU Chaoyang, CHEN Yang and LIU Mingsheng.
(b) Registered Address
Foguang was incorporated with the registered address at Upper Jiang Nan Town Street, Changshou District, Chongqing.
(c) Ownership
RAN Yiyou, CHEN Jianquan, FU Chaoyang, CHEN Yang and LIU Mingsheng (collectively the “Owners”) currently own 24%, 27.9%, 16.74%, 24.36% and 7% of the equity interests in Foguang, respectively.
(d) Management
RAN Yiyou, CHEN Jianquan and CHEN Yang are the current directors of Foguang. RAN Yiyou is the current legal representative of Foguang.
B. SAFE NOTICE 75 AND CIRCULAR 106 COMPLIANCE AND RELATED MATTERS
On October 21, 2005, SAFE issued the SAFE Notice 75 which became effective as of November 1, 2005. The SAFE Notice 75 requires the owners of any Chinese company to obtain SAFE’s approval before establishing any offshore holding company structure for foreign financing as well as subsequent acquisition matters in the PRC.
On May 29, 2007, SAFE issued an official notice known as the Circular 106 to implement the SAFE Notice 75.
The Owners submitted their applications to the competent local office of SAFE, and such SAFE local office has approved their applications pursuant to Notice 75 & Circular 106 in October 2009, thereby permitting these five Chinese citizens to establish an offshore company as a “special purpose vehicle” for the purpose of foreign fund raising (Exhibit F).
With SAFE’S approval, the Owners are permitted to conduct fund raising outside the PRC.
C.	CONTRACTUAL ARRANGEMENTS (Exhibit G)
On December 15, 2009, Foguang and the Owners entered into a set of contractual arrangements (collectively the “Contractual Arrangements”) with the WFOE. The relationship between the WFOE on the one hand, and Foguang and the Owners on the other hand, are governed by the Contractual Arrangements as follows:
The “Contractual Arrangements” are comprised of a series of agreements, including:
(1) a Consulting Services Agreement, through which the WFOE has the right to advise, consult, manage and operate Foguang (the “Operating Entity”), and collect and own all of the net profits of the Operating Entity;
(2) an Operating Agreement, through which the WFOE has the right to recommend director candidates and appoint the senior executives of the Operating Entity, approve any transactions that may materially affect the assets, liabilities, rights or operations of the Operating Entity, and guarantee the contractual performance by the Operating Entity of any agreements with third parties, in exchange for a pledge by the Operating Entity of its accounts receivable and assets;
(3) a Proxy Agreement, under which the five owners of the Operating Entity have vested their collective voting control over the Operating Entity to the WFOE and will only transfer their respective equity interests in the Operating Entity to the WFOE or its designee(s);
(4) an Option Agreement, under which the owners of the Operating Entity have granted the WOFE the irrevocable right and option to acquire all of their equity interests in the Operating Entity; and
(5) an Equity Pledge Agreement, under which the owners of the Operating Entity have pledged all of their rights, titles and interests in the Operating Entity to the WFOE to guarantee the Operating Entity’s performance of its obligations under the Consulting Services Agreement.
D. CONCLUSION
The WFOE and Foguang are each a business entity duly established and validly existing under the laws of the PRC. The WFOE and Foguang are each in good standing under the laws of the PRC. Each of the WFOE and Foguang has the requisite corporate power to own, lease and operate its properties, to enter into contracts and to conduct its business. Each of the WFOE and Foguang is qualified to do business in the respective jurisdiction of its establishment.
Under PRC laws, the WFOE and Foguang are each an independent business entity not exposed to the liabilities incurred by any of the other entities.
The execution, delivery and performance of the aforesaid Contractual Arrangements, as may be amended and restated, by the WFOE, Foguang, and the Owners, and the consummation of the transactions contemplated thereby: (a) do not and will not result in a violation of, or constitute a default under (i) the respective organizational and/or governing documents of the WFOE and Foguang, (ii) any other agreements, notes, leases, mortgages, deeds or other instrument to which the WFOE and Foguang is a party to or by which any of such entities is bound or affected by, or (iii) any applicable law, rule or regulation of the PRC; and (b) do not and will not result in or require the creation of any lien, security interest or other charge or encumbrance (other than pursuant to the Contractual Arrangements) upon or with respect to the respective properties under the organizational and/or governing documents of these business entities. The execution and delivery of aforesaid Contractual Agreements will not result in a violation of, or constitute a default under, nor will it affect the validity or enforceability of, the Contractual Arrangements.
No authorization, approval, consent, filing or other order of any PRC governmental body, regulatory agency, self-regulatory organization, stock exchange or market, court or any third party is required to be obtained by any one of the WFOE, Foguang and the Owners, or all of them, in order to enter into and perform their respective obligations under the Contractual Arrangements, as may be amended and restated, or to exercise any rights and remedies under any of the Contractual Arrangements, as may be amended and restated.
The Contractual Arrangements constitute valid and binding obligations of the parties to such agreements. Each of the Contractual Arrangements, and the rights and obligations of the parties thereto, are enforceable and valid under the laws of the PRC.
E. CERTAIN LIMITATIONS AND QUALIFICATIONS
The opinions expressed hereinabove are based on documents furnished by the WFOE, Foguang and the Owners, and our interpretation of those laws and regulations of the PRC which in our experience are applicable. We note, however, that laws and the regulations in the PRC have been subject to substantial and frequent revisions in recent years. We cannot assure that any future interpretations of Chinese laws and regulations by relevant authorities, administrative pronouncements, or court decisions, or future positions taken by these authorities, would not adversely impact or affect the opinions set forth in this opinion. This opinion has been prepared solely for your use of reference and may not be quoted in whole or in part or otherwise referred to in any documents, or disclosed to any third party, or filed with or furnished to any governmental agency, or other party, without the express prior written consent of our firm.